Room 4561

May 24, 2006

VA Partners, LLC
c/o Allison Bennington
435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133

> **RE:** **Acxiom Corporation**
> **Preliminary Proxy Statement**
> **Filed April 14, 2006 by VA Partners, LLC**
> **File No. 0-13163**

Dear Ms. Bennington:

We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your proxy statement is required to disclose information that will be contained in the Acxiom Corporation proxy statement for the 2006 annual meeting. We presume that you will disclose this information in your proxy statement when it is available or rely upon Rule 14a-5(c) under the Exchange Act. Please note that we believe that reliance upon Rule 14a-5(c) before Acxiom distributes the information to stockholders would be inappropriate. If you intend to disseminate your proxy statement prior to the distribution of the Acxiom's

proxy statement, you must undertake to provide the omitted information to
stockholders. Please confirm your understanding and advise as to your intent in
this regard.

2. Refer to the final paragraph on page 1. With respect to your use of the phrase
    "among other things" at the inception of the second sentence, provide a
    description of the "other things" that election of your nominees to the Acxiom
    board will accomplish.

3. Clarify here what you mean by your use of the phrase "lack of management
    accountability." We note the absence of any further discussion of this in the
    "Background and Reasons for the Solicitation".

Background and Reasons for the Solicitation, page 2

Why Change is Needed at Acxiom, page 2

4. Please provide the basis for the statistical information provided on page 2 as it
    relates to the performance of Acxiom's share price performance.

5. We note that you reference the statistics of "peer companies." Please revise to
    disclose how you determined these "peer companies," including any specific
    criteria used. To the extent that the named "peer companies" is an incomplete list,
    please explain why you have not disclosed the statistics for all "peer companies."

6. On page 2, explain why you believe that "VAC's two premium offers in June and
    October 2005 of $23.00 and $25.00 per share, respectively, to acquire all
    outstanding shares of Acxiom that it did not already own are primarily responsible
    for Acxiom's share price remaining substantially over its price of $18.24 as of
    June 3, 2005."

Erratic Operating Record, page 3

7. We note your reference to "misleading financial communications." This
    disclosure implies that Acxiom knowingly disclosed incorrect financial
    information. Please avoid statements that directly or indirectly impugn the
    character, integrity, or personal reputation or make charges of illegal or immoral
    conduct without specific factual foundation. In this regard, it does not appear that
    your disclosure following the fourth bullet point on page 3 provides sufficient
    factual support for your statement. Refer to Rule 14a-9 under the Exchange Act.

8. Please disclose where Acxiom "acknowledged in late 2004 that free cash flow
    figures from its Financial Roadmap excluded tens of millions of dollars of annual

cash outflows related to capital leases and that the Roadmap's 'free cash' figure did not reflect cash available for discretionary uses."

9. Your disclosure allows for the inference that Stephen Patterson and Ann Die Hasselmo are unable to maintain board independence given Mr. Morgan's and Acxiom's contributions to Hendrix College. Please provide specific illustrations of this purported lack of independence. The generalized conclusions regarding the independence of these directors in light of the connection between Mr. Morgan and Acxiom to Hendrix College are not supported without further disclosure. Similar consideration should be given to the disclosure pertaining to director Mary Good and Acxiom's contributions to the College of Information Science and Systems Engineering at the University of Arkansas – Little Rock.

10. Please provide a more descriptive analysis as to why you believe Mr. Durham's membership at La Querencia prohibits him from maintaining independence.

Mr. Morgan's Commingling of Personal/Family Finances with Those of Acxiom, page 3

11. Please provide specific references to Acxiom's proxy statements from fiscal 1999 through fiscal 2005 that "demonstrate that Mr. Morgan and his family benefit substantially, at the expense of Acxiom stockholders". Please generally avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9 under the Exchange Act. Revise your disclosure accordingly.

Why VAC's Nominees Will be Better Able to Effect Change Than The Incumbents, page 4

12. Expand the disclosure relating to the impact Acxiom's charter and current board have on "corporate democracy". Also, identify the "burdens" you reference. Your revised disclosure should provide factual foundation in support of the "burdens" that have been "imposed on the exercise of corporate democracy of the Company."

13. Disclosure indicates that Messrs. Ubben, Andreozzi, and Lawrie "possess a genuine independence". Define your use of the term "independence". Is this the definition as applied by the standards of the NASD? Also, your disclosure should address the use of the term "independence" throughout your proxy statement.

The Proposal, page 5

General Information, page 5

14. We note your reference to "an unlawful manipulation of Acxiom corporate machinery." Please revise to support your belief. As we note above, please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9 under the Exchange Act.

Solicitation of Proxies, page 10

15. We note that you may employ various methods to solicit proxies, including telephone, facsimile, telegram, and the Internet. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. In addition, with respect to proxies being solicited via the Internet, tell us whether this will be accomplished through postings in Internet chat rooms or postings on web sites. Refer to Item N.17 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which can be found on our Web site at www.sec.gov

16. We note that the entire expense of preparing, assembling, printing, and mailing of this Proxy Statement and related materials will be borne by VAC. Please confirm that the VAC will not seek reimbursement from the company for costs of this solicitation and that you will not submit this subject matter to a vote of security holders. See Item 4 (b)(5) of Schedule 14A.

Additional Information, page 13

17. Please advise us as to whether or not you plan to revise your proxy card and the disclosure in your proxy statement to address any other matters that will be presented by Acxiom in its 2006 proxy statement that has yet to be filed. To the extent that VAC does not intend to afford stockholders an opportunity to vote for any of the other matters, please revise to state specifically that stockholders executing VAC's proxy card will effectively be precluded from voting for the other matters contemplated in Acxiom's proxy statement. If you do not agree that stockholders would be so disenfranchised, provide us with state law authority that would support a conclusion that stockholders could validly execute the proxy card of VAC and Acxiom.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jay Ingram at (202) 551-3397, Jeff Werbitt at (202) 551-3456, or Celeste Murphy, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264 with any questions. If you need additional assistance, please contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
Christopher Karras, Esq.
Facsimile: (215) 655-2412